SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

HOSPITALITY PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE

(Title of Class of Securities)

44106M 10 2

(CUSIP Number)

John A. Mannix

HRPT Properties Trust

400 Centre Street

Newton, MA 02458

(617) 332-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HRPT Properties Trust I.R.S. ID No. 04-6558834
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reit Management & Research LLC I.R.S. ID No. 04-3583787
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,973
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,973
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reit Management & Research Trust I.R.S. ID No. 04-3402206
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry M. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,681
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 7 of 10 Pages

This Amendment No. 8 to the original Schedule 13D filed September 1, 1995, by HRPT Properties Trust (f/k/a Heath and Retirement Properties Trust), the original Schedule 13D filed March 30, 1998, by Reit Management & Research, Inc., the original Schedule 13D filed November 12, 2003, by Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), and the original Schedule 13D filed November 8, 2005, by each of Barry M. Portnoy and Adam D. Portnoy is being filed to reflect the closing of the sale of 4,000,000 Common Shares of Beneficial Interest, par value $0.01 per share, of Hospitality Properties Trust owned by HRPT Properties Trust in an underwritten public offering (the “HRP Sale”). The shares were sold by HRPT Properties Trust to the underwriters for $43.88 per share, and reoffered by the underwriters at the public offering price of $44.75 per share. As a result of the HRP Sale, the persons listed below as reporting persons beneficially own less than 5% of the Common Shares of Beneficial Interest, par value $0.01 per share, of Hospitality Properties Trust.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), of Hospitality Properties Trust, a Maryland real estate investment trust (“HPT”), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust (“HRP”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), RMR Trust, Barry M. Portnoy, and Adam D. Portnoy. There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 3.  Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 4.  Purpose of Transaction.

There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 5.  Interest in Securities of the Issuer.

(a)	Giving effect to the HRP Sale, HRP no longer owns any Shares of HPT.

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 8 of 10 Pages

Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP own an aggregate 439,270 Shares of HPT, of which 204,681 Shares are held by Mr. Barry Portnoy directly and through a corporation of which he is the sole stockholder, and 3,600 Shares are held directly by Mr. Adam Portnoy. RMR has the right to acquire 33,973 Shares as payment of an incentive fee due to RMR pursuant to its advisory agreement with HPT (the “Incentive Shares”). RMR Trust holds no Shares, and, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own such Incentive Shares. Under applicable regulatory definitions, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own such Incentive Shares. The trustees, directors and executive officers of RMR and RMR Trust, including Mr. Barry Portnoy and Mr. Adam Portnoy, as described above, beneficially own an aggregate of 496,299 Shares. The Incentive Shares beneficially owned by RMR, when aggregated with such additional Shares held by the trustees, directors and executive officers of RMR and RMR Trust, aggregate 530,272 Shares. Each of these amounts represents less than 1% of the issued and outstanding Shares.

The Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other directors and executive officers of HRP, RMR and RMR Trust are reported herein with respect to each of HRP, RMR and RMR Trust pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, RMR and RMR Trust, however, each expressly disclaims any beneficial ownership of the Shares held by any of Mr. Barry Portnoy or Mr. Adam Portnoy or other trustees, directors or executive officers of HRP, RMR or RMR Trust.

(b)          If the Incentive Shares were issued and outstanding Shares as of the date of this filing, RMR would have sole power to vote and dispose of such Shares. Barry M. Portnoy has sole power to vote or dispose of his directly and indirectly owned 204,681 Shares. Adam D. Portnoy has the sole power to vote or dispose of his 3,600 Shares. To HRP’s, RMR’s, RMR Trust’s, Mr. Barry Portnoy’s and Mr. Adam Portnoy’s knowledge, each of the other trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

(c)          Other than the HRP Sale, the acquisition in February 2006 of an aggregate of 301 Shares by certain executive officers of HRP, RMR and RMR Trust (which Shares are included in the totals herein for each such executive officer) pursuant to their participation in HPT’s dividend reinvestment plan, and the pending payment of the Incentive Shares, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

(d)          No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

SCHEDULE 13D

CUSIP NO. 44106M 10 2	Page 9 of 10 Pages

(e)          As of March 27, 2006, each of HRP, RMR, RMR Trust, Barry M. Portnoy, and Adam D. Portnoy own less than 5% of the Shares of HPT.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Giving effect to the HRP Sale, HRP no longer owns any Shares of HPT. The HRP Sale was consummated pursuant to an Underwriting Agreement, dated March 21, 2006, by and among HPT, HRP and the underwriters named therein. HPT had registered the offer and resale of the Shares owned by HRP under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-3 (No. 333-109658). Under a related Registration Agreement, HRP had agreed to, among other things, pay all expenses incurred by HPT relating to the registration and any sale of such Shares. HPT also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

99.1.

Underwriting Agreement, dated March 21, 2006, by and among HPT, HRP and the underwriters named therein (incorporated by reference to Exhibit 1.1 to HPT’s Current Report on Form 8-K dated March 21, 2006).

99.2

Amended and Restated Joint Filing Agreement, dated as of November 8, 2005, by and among HRP, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to Exhibit 99.1 to the filing on Schedule 13D/A by HRP, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy dated October 26, 2005).

99.3

Registration Agreement, dated as of October 10, 2003, by and between HPT and HRP (incorporated by reference to Exhibit 10.1 to HPT’s Registration Statement on Form S-3 (No. 333-109658) filed October 14, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2006	HRPT PROPERTIES TRUST

By: /s/ John C. Popeo
John C. Popeo
Treasurer, Chief Financial Officer and Secretary

REIT MANAGEMENT & RESEARCH LLC

By: /s/ John C. Popeo
John C. Popeo
Vice President and Treasurer

REIT MANAGEMENT & RESEARCH TRUST

By: /s/ John C. Popeo
John C. Popeo
Vice President and Treasurer

/s/ Barry M. Portnoy
Barry M. Portnoy, individually

/s/ Adam D. Portnoy
Adam D. Portnoy, individually